Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

Marathon and YUKOS to form a strategic alliance for international growth

HOUSTON/MOSCOW, August 23, 2001 - Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO) and a unit of USX Corporation, and YUKOS Oil Company (RTS:YUKO), the second largest Russian oil company, announced today their plans to develop a strategic alliance. Both companies are looking to grow their respective international businesses and the alliance is expected to consider joint energy investments in different parts of the world. As part of the alliance a joint business development group is planned to be located in London to evaluate international investment opportunities.

"The alliance should create a strategic business relationship with an industry leader that shares our ambitions for international growth," said Clarence Cazalot, president of Marathon Oil Company. "An integral part of our strategy is to develop profitable new core areas in participation with important national oil companies and growth-oriented international players. This proposed alliance with YUKOS is evidence of that strategy as it brings together two companies with complementary technical skills and international relationships. Furthermore, we anticipate that this relationship could lead to investment by Marathon in energy opportunities in Russia."
YUKOS' CEO Mikhail Khodorkovsky said, "The planned alliance with Marathon is aimed at expansion of our international business and is an important step in our strategy of becoming a leading international energy company. We intend to establish mutually beneficial relations with Marathon and these relations, after the corresponding agreements are signed, will become an important factor in the successful development of the international operations of both companies. "

Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO) and a unit of USX Corporation, is a large fully integrated oil firm engaged in the worldwide exploration and production of crude oil and natural gas. Through Marathon Ashland Petroleum LLC, the Company also refines, markets and transports petroleum products in the United States.

Headquartered in Moscow, YUKOS is one of Russia's largest publicly traded, fully integrated petroleum companies. Through its upstream and downstream divisions, YUKOS EP and YUKOS RM, YUKOS is involved in every aspect of the oil industry, from the well head to the filling station. In 2000, the Company reported reserves of 12.2 billion barrels of oil equivalent and average production of around 990,000 barrels of oil per day.

This news release contains forward-looking statements concerning the planned alliance and the potential for future investment, as well as the future benefits which may be realized from such an alliance. The successful completion of the alliance and any related transaction depends upon the execution and closing of a definitive agreement, and the receipt of government and other third party approvals. The realization of anticipated benefits is dependent upon the effectiveness of the mutual alliance and future economic conditions. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000, in Form 10-Q for the quarter ended June 30, 2001, and in subsequent Form 8-K's, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ from those set forth in forward-looking statements.